BY EDGAR

August 31, 2023

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549
Attention:  Kevin Docherty

Re:	B2Gold Corp. Form F-3 Withdrawal Request File No. 333-274243

Dear Mr. Docherty:

Pursuant to Rule 477(c) under the Securities Act of 1933, as amended (the "Securities Act"), B2Gold Corp. (the "Registrant") hereby requests withdrawal of the Registration Statement on Form F-3 (File Number 333-274243) (the "Registration Statement") filed by the Registrant with the Securities and Exchange Commission (the "Commission") on August 28, 2023.  The Registration Statement was inadvertently filed under the incorrect form type in the Commission's Electronic Data Gathering and Retrieval system and is currently reflected as a Form F-3 instead of a Form F-3D to register a dividend reinvestment plan.  The Registrant wishes to withdraw the Registration Statement to correct this error. The Registration Statement has not been declared effective by the Commission, and no securities were sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Company intends to file a Registration Statement on Form F-3D to rectify the EDGAR filing error specified promptly.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this application for withdrawal, please do not hesitate to contact David S. Stone, the Registrant's outside counsel, at (312) 269-8411.

Sincerely,

/s/ Randall Chatwin
Randall Chatwin
SVP, Legal and Corporate Communications

cc:  David S. Stone